

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2010

Glade M. Knight
Chief Executive Officer
Apple REIT Eight, Inc.
814 East Main Street
Richmond, Virginia 23219

> **Re: Apple REIT Eight, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarters Ended January 31, 2010 and**
> **June 30, 2010**
> **File No. 000-53175**

Dear Mr. Knight:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 6 – Selected Financial Data, page 15

1.   Refer to footnote (b) on page 16. To enhance the transparency of your filing, please, in future filings, quantify the number of rooms sold that is being used in your calculation of the Average Daily Rate.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions, page 23

2.   We note the company has significant transactions with related parties. Tell us what consideration was given to disclosing the company's policy, if any, for getting these intercompany transactions approved by the board of directors. In addition, given the limited cash kept on hand, please clarify whether there are any intercompany transfers to meet short-term liquidity needs.

Item 8 - Financial Statements and Supplementary Data, page 30

Consolidated Statements of Income, page 34

3.   In future filings, dividends per share should not be shown on the face of the Statements of Income. Refer to FASB ASC 260-10-45-5.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Liquidity and Capital Resources

4.   As of the end of the quarter, we note that you have $0 cash on hand, less than $5 million available on your line of credit and an upcoming maturity of your credit facility. We also note that you have historically paid cash distributions that exceed the amount of cash generated from operations and relied upon additional draws from your credit facility to do so. Currently, your liquidity discussion mirrors the information included in your Form 10-K and does not appear to address these potentially negative trends in your liquidity, specifically how you will satisfy your upcoming cash needs given the limited availability of funds under your credit line. Please expand your liquidity discussion to provide a clear picture of how the company will meet existing known or reasonably likely future cash requirements, including distributions and redemptions. When discussing the sources of cash consider addressing where you are in terms of obtaining additional financing, risks surrounding the credit market and how you plan to satisfy your obligations if you are unable to gain access to additional credit. Supplementally provide us with your proposed disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief